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Acquisition of SPS Technologies

August 18, 2003

Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934

Filer:  Precision Castparts Corp.

Subject Company:  SPS Technologies, Inc.

Exchange Act File Number of Subject Company:  1-4416

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These statements include those that refer to our expectations about this transaction with SPS, including those statements that refer to the expected benefits of the transaction to our shareholders, the anticipated synergy benefits, and the expected impact of this transaction on our financial results.  These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements.  The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the challenges of achieving anticipated synergies; the possibility that we will incur costs or difficulties related to the integration of our businesses greater than those we expect; the ability to maintain customer relationships after the merger; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the transaction; the ability to obtain necessary shareholder and regulatory approvals; the possibility that the acquisition may not close or that PCC or SPS may be required to modify some aspect of the acquisition transaction to obtain regulatory approvals; and other risks that are described from time to time in our Securities and Exchange Commission reports.

Transaction Summary

•                              Financial Highlights

•                                          $575 million implied equity value based on an implied price of $43.78 per share (including after-tax value of option payments)

•                                          $729 million implied enterprise value

•                                         Implied premium of 28% to closing price for SPS shares on 8/15

•                              Consideration

•                                         50% stock, 50% cash to preserve strong PCC balance sheet

•                                         Shareholders choose for each share held either $43 in cash or 1.36 shares of PCC (subject to pro-ration)

•                                         Cash consideration fixed at approximately $278 million (excluding payments to SPS option holders) and stock consideration fixed at approximately 8.8 million PCC shares

•                                         SPS debt to be repaid or assumed

•                              Financing

•                                         Company has received committed bank and bridge facility to support transaction and cover cash portion of transaction and applicable fees/expenses

•                                         Financed through a $200 million incremental term loan and a $300 million bridge facility/capital markets transaction

•                                         PCC’s existing credit facility will be terminated and replaced with a new 5-year revolving credit facility and term loan

•                              Ownership

•                                         SPS shareholders will own ~14% of combined company

•                              Timing / Conditions

•                                         Unanimously approved by both boards

•                                         Subject to approval by 80% of SPS shareholders

•                                         Subject to customary regulatory approvals (HSR, SEC, etc.)

•                                         No financing condition

•                                         Expected to close by end of calendar year 2003

PCC Acquisition Strategy

•                              SPS Fits with PCC’s Acquisition Criteria

•                                         Publicly traded company

•                                         Strong financial systems

•                                         $500-$800 million in annual sales

•                                         Strong aerospace business

•                                         Enhances diversification

•                                         Excellent synergy opportunities

•                                         Builds on Wyman-Gordon experience

Transaction Rationale

•                              Strengthens core business as leading supplier of complex metal products and components for aerospace customers

•                                         Expands aerospace business

•                                         Delivers broader product line to existing customers

•                                         Provides “new” markets / products with process-driven manufacturing

•                              Significant opportunity to enhance SPS’s efficiencies and margins

•                                         Identified synergies to improve processes and reduce costs

•                                         Limited integration risk due to complementary fit

•                              EPS accretion in first full fiscal year (FY 2005) after close

•                                         Expected synergies of $20-25 million in the first 12 to 15 months after close of transaction with cost savings ultimately reaching $30-35 million annually

Expands Aerospace Business

Pro Forma Aerospace Revenue(1)

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(1)       Pro Forma combination reflects PCC’s fiscal 2003 and SPS’s calendar 2002 results.

Adds Complementary Products

Aerospace Fasteners

•                              Fasteners, fastening systems and structural assemblies for the aerospace market

•                              Structural components (machined components and avionics assemblies)

•                              Key Brands: SPS, Avibank, T.J. Brooks, Multiphase, Flexloc, Greer

•                              Customers include: Boeing, Airbus, United Technologies, Rolls Royce, GE, BAE

Magnetic Products

•                              Magnetic materials and products

•                              Supplies to automotive, aerospace, reprographic, computer security and advertising markets

•                              Customers include: Xerox, Honeywell, DaimlerChrysler

SPS Profile

[CHART]

2002 Sales:  $830 million(1)

Engineered Fasteners

•                              Fasteners, fastening systems and near net-shape cold formed components for the automotive, industrial machinery and construction and mining markets

•                              Consumable tools used for metal forming and cutting (socket screws, Hex keys, dowel pins, thread roll dies)

•                              Key Brands: SPS, NSS, AVK, Unbrako, Hi-Life

•                              Customers include: GM, Ford, Delphi, DaimlerChrysler, Autoliv, Danaher, Kennametal

Specialty Materials

•                              Specialty metals, super alloys and waxes for investment castings serving aerospace, IGT, medical and commercial markets

•                              Melting services for medical and commercial applications

•                              Key Brands: Cannon-Muskegon, Argueso Wax

•                              Customers include: Rolls Royce

(1)       Represents SPS’s reported results for the year ended December 2002.

Continues Diversification of Customer Base

PCC FY 1993 - $461mm

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PCC FY 2003 - $2.1bn

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PCC FY 2000 - $1.6bn

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Pro Forma Combined 2003(1) - $2.9bn

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(1)       Pro Forma combination reflects PCC’s fiscal 2003 and SPS’s calendar 2002 results.

Managing Through Challenging Markets

Relentless cost and efficiency improvements enabled PCC to maintain margins despite deteriorating industry conditions

[CHART]

(1)       Estimate includes Boeing, McDonnell and Airbus (Source JSA Research).  Data shown for calendar year preceding stated PCC fiscal year.

(2)       Estimate includes GE Power Systems, Siemens Westinghouse and ABB (Customer data). Data shown for calendar year preceding stated PCC fiscal year.

(3)       Operating margin % excludes the impact of goodwill amortization, restructuring and asset impairment charges and other income.

Opportunities to Improve SPS’s Margins

Overview of Potential Synergies

•                              Potential synergies of $20-25 million in the first 12 to 15 months with cost savings ultimately reaching $30-35 million annually

•                                          Material utilization, scrap and rework and improved process control

•                                          Corporate and other savings

Operating Margin Comparison(1)

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(1)       Compares PCC’s margins for fiscal year shown versus SPS’s margins for calendar year immediately preceding (e.g., fiscal year 2003 for PCC and calendar year 2002 for SPS).

(2)       PCC’s operating margin excludes the impact of goodwill amortization, restructuring and asset impairment charges and other income.

(3)       SPS’s operating margin excludes goodwill amortization, restructuring and other non-recurring charges.

Integration:  Wyman-Gordon

•                              Before acquiring Wyman-Gordon in 1999:

•                                          Sound due diligence

•                                          Identified opportunities for cost cuts and synergies by focusing on scrap & rework, material usage and per-employee efficiency levels

•                              Year One: Took out approximately $30 million in costs

•                                         Eliminated redundant costs and matrix management

•                              Imposed “plant manager” structure

•                                         Put in tools: daily P&L down to supervisor levels

•                                         Emphasis on continuous process improvement

•                              Successful Integration, from December 1999:

•                                         Significantly improved operating margins, despite deteriorating market conditions

•                                         Achieved more synergies than anticipated

•                                         Reduced debt ahead of schedule

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December 1999	June 2003
Debt to Total Capitalization = 61%	Debt to Total Capitalization = 38%

PCC Strategy Summary

•                              Expands aerospace business

•                              Complementary to PCC’s manufacturing processes and customers

•                              Provides diversification into new markets

•                              Creates opportunities for further international expansion

•                              Offers opportunities to improve SPS’s margins and to use cost advantage to increase revenue

CONTINUED DRIVE FOR IMPROVED OPERATIONAL PERFORMANCE

Appendix:

Overview of Combined Company

Combined Company Highlights

•                              Global, diversified manufacturer of complex metal components and products with leading market positions

•                              Market leader in large structural castings, airfoil castings, structural forgings, fasteners and extruded pipe

•                              Pro forma combined revenues of $2.9 billion(1)

•                              Over 90 manufacturing plants worldwide

•                              Over 17,000 employees

(1)       Pro Forma combination reflects PCC’s fiscal 2003 and SPS’s calendar 2002 results.

Financial Highlights

(Quarters ended June 29 and 30, 2003, for PCC and SPS, respectively, $ in millions)

	PCC	SPS
Revenues	$481.7	$214.2
Operating Income	$67.9	$13.1
Operating Margin	14.1%	6.1%
Cash & Cash Equiv.	$35.0	$68.6
Total Debt	$684.1	$222.6
Debt/Capital Ratio	38.1%	37.8%
Manufacturing Plants	57	35
Employees	11,400	5,700

PCC’s revenues for its fiscal year ended March 30, 2003 were $2,117.2 million.  SPS’s revenues for its fiscal year ended December 31, 2002 were $830.3 million

Appendix:

Overview of PCC

Investment Cast Products

51% of FY03 Sales(1)

PCC
STRUCTURALS

PCC
AIRFOILS

PRODUCTS

•               Large Structural Castings

•              Small Structural Castings

•              Airfoils

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MARKETS

•               Aircraft Engines

•     Industrial Gas Turbines

•              Airframe

•              Large Titanium Structures

•              Medical

•              General Industrial

•              Armament

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MAJOR CUSTOMERS

•               GE Aircraft Engines

•              Pratt & Whitney

•              Rolls-Royce

•              GE Power Systems

•              Siemens Westinghouse

(1)       Reflects stand alone results for PCC.

Forged Products

27% FY03 Sales(1)

Wyman-Gordon
East

Wyman-Gordon
West

PRODUCTS

Forgings

•                       Material

•                       Process

•            Open Die

•            Closed Die

•            Isothermal

•            Hammer

•            Extrusion

•            Ring Rolling

MARKETS

•              Aircraft Engines

•               Airframe

•               Industrial Gas Turbine

•               General Industrial

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MAJOR CUSTOMERS

•              GE Aircraft Engines

•              Pratt & Whitney

•              Rolls-Royce

•              GE Power Systems

•              Boeing

•              Lockheed

•              Goodrich

•              Messier-Dowty

•              BP

•              Shell

•              FMC

•              Bechtel

•              Shaw Group

•              SNC

•              Lavalin

(1)       Reflects stand alone results for PCC.

Fluid Management Products

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16% FY03 Sales(1)

PCC Flow
Technologies

PRODUCTS

•                 Valves

•      Pumps

•                 Detection Systems

•                 Overhaul / Rebuild

MARKETS

•                 Energy

•                 Power Generation

•                 Water / Wastewater

•                 Construction

•                 Industrial Processes

•                 General Industrial

(1)       Reflects stand alone results for PCC.

Industrial Products

6% FY03 Sales(1)

J&L Fiber
Services

Reed-Rico

Advanced
Forming
Technology

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PRODUCTS

•            Refiner Plates

•            Screen Cylinders

•            Refiner Overhaul / Repair

•            Threader / Header Tooling

•            Metal-Injection-Molded Components

•               Metal-Matrix-Composite

•               Components

•               ThixoFormed™ Components

MARKETS

•               Pulp & Paper

•               Fasteners

•               Automotive

•               Electronics

•               Consumer

•               Medical

(1)       Reflects stand alone results for PCC.

Additional Information

Additional Information About This Transaction

PCC and SPS will file a proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. PCC and SPS will mail the proxy statement/prospectus to the SPS security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents free of charge from PCC at the PCC Corporate Center/Financial Documents section of www.precast.com or by contacting PCC Investor Relations at (503) 417-4850.  They may also be obtained under Financial Information in the Investor Relations section of www.spstech.com or by contacting SPS Investor Relations at (215) 517-2001.

Participants in This Transaction

PCC and SPS and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of PCC and SPS and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about PCC’s executive officers and directors in PCC’s proxy statement (DEF14A) filed with the SEC on July 7, 2003. You can find information about SPS’s officers and directors in their proxy statement (DEF14A) filed with the SEC on March 31, 2003.  You can obtain free copies of these documents from the SEC, PCC, or SPS using the contact information above.

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